MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

March 25, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. 2008 DRILLING FORECAST

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its exploration funding partners have informed the Company of drilling activity expected in 2008. At this time, Miranda management anticipates at least 12,000 ft (3,658 m) of drilling on four properties in Nevada over the course of the next six months. This drilling includes:

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A three-hole drill program has been approved by White Bear Resources Ltd. (“White Bear”) at Iron Point, a project which occurs at the intersection of the Battle Mountain-Eureka and Getchell Trends. Miranda geologists defined a drill program that will test three target areas for a total of 4,500 ft (1,372 m).  One hole will test a north and northwest-trending fault intersection where favorable limestone shows strong oxidation and silicification. Soils are anomalous in the area and rock samples show values to 0.035 oz Au/t (1.20g Au/t). A second drill hole will test for the contact of Ordovician age rocks with either older or younger rock formations in an area where historic drilling shows thick continuous zones of low –level gold.  The third hole will test the footwall of a north trending fault zone that may be a source of significant bedding controlled alteration extending east of the fault.

Drill permits for Iron Point have been received and drill pads and sumps have been constructed.  Miranda, as service operator, is currently seeking a drill contractor.

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Angel Wing is a low sulfidation bonanza-vein and disseminated gold system in northeast Nevada, also optioned to White Bear. Coarse boiling textures (“angel wing textures”) are common in veins on the project. Miranda’s drill program aims to test surface anomalies and the continuity and deeper extensions of historic drill intercepts. The drill program, as defined by Miranda geologists contracting to White Bear, encompasses 10 drill holes and ~3,500 ft (~1,070 m) of drilling. Four of ten drill holes at Angel Wing will test down-dip extensions of two outcropping veins that returned rock chip values ranging from 0.010 to 2.700 oz Au/t (0.343 to 92.5g Au/t). One hole will test what appears to be an extension 1.6 km (1 mile) north of these veins with values in rock chips ranging from 0.010 to 0.025 oz Au/t (0.343 to 0.850g Au/t). The remaining five holes will test fault controlled and possible disseminated gold in limestone and basalt in three separate areas of the property.  Drill permitting is being finalized but the property cannot yet be accessed due to winter weather conditions.

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Piedmont Mining Company Inc. (“Piedmont”) is the exploration funding partner at the PPM project.  Piedmont proposes drilling approximately 15 drill holes, totaling 3,000 ft (1030 m), to test the surface of basement highs under the pediment for indications of a gold system.  Prior exploration work on the property includes a magnetic survey, a gravity survey, sage brush biogeochemistry and mercury soil gas sampling.  A subsequent drill program would drill deeper into the basement dependent on results from the initial shallower drilling.  Miranda and Piedmont geologists are in the process of permitting these holes for drilling in the spring.

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Miranda and Queensgate Resources Corporation (“Queensgate”) are currently discussing an exploration program and budget that would include drill testing defined targets at Coal Canyon, one of three properties optioned to Queensgate. Prior exploration work, which includes geologic mapping, surface sampling and a resistivity survey, has delineated a number of drill targets. These targets include several discrete structural intersections that are associated with jasperoids, breccias and anomalous gold geochemistry.

Drill results from Miranda’s Red Hill project are still pending. Barrick Gold Corporation (“Barrick”), Miranda’s exploration funding partner for the property, is evaluating the data and will make results available to Miranda in the coming weeks.

Over the following months investors will see drilling activity on all the just described projects with approved budgets, as stated above, funded entirely by exploration partners. Detailed programs for Red Hill, Fuse East and Fuse West are still pending. In line with Miranda’s joint venture business model, new partners are aggressively being sought on those properties not presently optioned.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., and Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.